May 17, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention: Allicia Lam

Re:                               Request for Withdrawal of TechniScan, Inc.

Registration Statement on Form S-1

File No. 333-167213

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), TechniScan, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Registrant’s registration statement on Form S-1 (File No. 333-167213), together with all amendments and exhibits thereto (collectively, the “Registration Statement”), effective as of the date hereof. The Registration Statement was filed with the Commission on May 28, 2010 and has not been declared effective.

The Registrant submits this request for withdrawal as it is no longer obligated to register its securities for resale by the selling stockholders, and Registrant does not intend to pursue any public offering of its securities at this time. The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Registrant believes withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Registrant also acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements. The Registrant may undertake a subsequent private offering in reliance on Securities Act Rule 155(c).  Accordingly, the Registrant hereby respectfully requests that a consent to this withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

If you have any questions with respect to this matter, please contact Jeffery Bahnsen of Greenberg Traurig, P.A. at (561) 955-7650, facsimile number (561) 367-6250.

Sincerely,

/s/ Steve Passey
Steve Passey
Chief Financial Officer